UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

                               For Period Ended  December 31, 2001

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION

 Meditecnic, Inc.
Full Name of Registrant


Former Name if Applicable

 24351 Pasto Road Suite B
Address of Principal Executive Officer (Street and Number)

 Dana Point, California 92629
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report or semi-annual report/portion thereof will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

        We have engaged new auditors for the 2001 fiscal year. Our former auditors for the year ended December 31, 2000 have undergone a change of management and personnel and due to these and other factors (none of which relates to management's integrity or the accuracy of our financial statements) the work of the new auditing firm is taking longer than could be reasonably anticipated.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notifications:

          Jehu Hand                                  (949)       489-2400
         (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                              [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                      [X] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The estimated loss for the year ended December 31, 2001 is $230,000. This compares to a loss of $52,891 for the year ended December 31, 2000.


                              Meditecnic, Inc.
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly
authorized.

Date: March 26, 2001                                  By: /s/ Jehu Hand
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